SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             AMC ENTERTAINMENT INC.
                                (name of issuer)

                      COMMON STOCK, 66 2/3 cents PAR VALUE

                                   001669 10 0
                                 (CUSIP number)

                             Raymond F. Beagle, Jr.
                               LATHROP & GAGE L.C.
                                2345 Grand Avenue
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5823
                      (name, address and telephone number)
                         of person authorized to receive
                           notices and communications)

                                 April 19, 2002
                      (date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 pages)
____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 001669 10 0

(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

     1992 Durwood, Inc. Voting Trust, as amended and restated August 12, 1997

(2)  Check the appropriate box if a member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]

(3)  SEC Use Only

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

     00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

     Delaware.

Number of Shares           (7)  Sole Voting Power                 0
Beneficially
Owned by Each              (8)  Shared Voting Power               3,775,885
Reporting
Person                     (9)  Sole Dispositive Power            0
With
                          (10)  Shared Dispositive Power          3,775,885

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,775,885

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)

     11.0%

(14) Type of Reporting Person (See Instructions)

     OO

                              CUSIP No. 001669 10 0

(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

     Trust created under Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999

(2)  Check the appropriate box if a member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

(3)  SEC Use Only

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

     00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

     Delaware.

Number of Shares           (7)  Sole Voting Power                0
Beneficially
Owned by Each              (8)  Shared Voting Power              0
Reporting
Person                     (9)  Sole Dispositive Power           0
With
                           (10) Shared Dispositive Power         3,375,885

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,375,885

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)

     9.9%

(14) Type of Reporting Person (See Instructions)

     OO

                              CUSIP No. 001669 10 0

(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

     Raymond F. Beagle, Jr., as trustee

(2)  Check the appropriate box if a member of a Group (See Instructions)

     (a) [  ]

     (b) [  ]

(3)  SEC Use Only

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

     00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

(6)  Citizenship or Place of Organization

     U.S. Citizen


Number of Shares           (7)  Sole Voting Power             0
Beneficially
Owned by Each              (8)  Shared Voting Power           3,775,885
Reporting
Person                     (9)  Sole Dispositive Power        0
With
                           (10) Shared Dispositive Power      3,775,885

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,775,885

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)

     11.0%

(14) Type of Reporting Person (See Instructions)

     IN/OO

                              CUSIP No. 001669 10 0

(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

     Charles J. Egan, Jr., as trustee

(2)  Check the appropriate box if a member of a Group (See Instructions)

     (a) [  ]

     (b) [  ]

(3)  SEC Use Only

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

     00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

(6)  Citizenship or Place of Organization

     U.S. Citizen


Number of Shares           (7)  Sole Voting Power             0
Beneficially
Owned by Each              (8)  Shared Voting Power           3,775,885
Reporting
Person                     (9)  Sole Dispositive Power        0
With
                           (10) Shared Dispositive Power      3,775,885

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,775,885

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)

     11.0%

(14) Type of Reporting Person (See Instructions)

     IN/OO

Item 1. Security and Issuer.

     This Amendment No. 2 to Schedule 13D relates to Common Stock, par value 66 2/3 cents per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 920 Main Street, Kansas City, Missouri 64105.


Item 2. Identity and Background.

     This Amendment No. 2 is filed by (a) the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997 (the "Voting Trust"), (b) the trust created under the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999 (the "Revocable Trust"), and (c) Raymond F. Beagle, Jr. and Charles J. Egan, Jr. (i) as successor trustees of the Voting Trust, (ii) as successor trustees of the Revocable Trust, and (iii) as surviving trustees of the Stanley H. Durwood Foundation (the "Foundation") created under that certain Trust Indenture dated April 27, 1999 (the "Foundation Trust Indenture").

     Raymond F. Beagle, Jr. is a United States citizen whose business address is 2345 Grand Avenue, Suite 2800, Kansas City, Missouri 64108. He is a member of the law firm of Lathrop & Gage L.C. and serves as general counsel of the Company.

     Charles J. Egan, Jr. is a United States citizen whose business address is 2501 McGee, MD 561, Kansas City, Missouri 64108. He is a Vice President of Hallmark Cards, Incorporated and serves as a director of the Company.

     During the past five years, neither Mr. Beagle nor Mr. Egan has been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding a violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     The trustees are successor trustees to Mr. Stanley H. Durwood under the Voting Trust (in such capacity, "Successor Trustees") as the result of the death of Mr. Stanley H. Durwood on July 14, 1999. The Voting Trust has legal title to the shares of Class B Stock described herein. The Voting Trust has issued one or more Voting Trust certificates to each of the Revocable Trust and the Marital Trust, which Voting Trust certificates evidence the beneficial interest in the shares of Company Class B Stock held of record by the Voting Trust.


Item 4. Purpose of the Transaction.

     Reference is made to the Schedule 13D dated July 14, 1999 of the undersigned for information relating to the Voting Trust, the Revocable Trust and the Marital Trust. There have been no material changes to such information except as set forth in Amendment No. 1 filed September 5, 2001 and below.

     As previously reported, (i) the Revocable Trust provided for the distribution of 500,000 shares of Class B Stock to the Marital Trust and (ii) the Marital Trust provides for the distribution of all income and, in addition, certain amounts of principal, in cash or in kind, to Pamela Yax Durwood, the sole beneficiary of the Marital Trust and the surviving spouse of Stanley H. Durwood, at such times as she may request, subject to specified annual limits. In accordance with the provisions of the Marital Trust, on July 24, 2001 the Trustees converted 100,000 shares of Class B Stock to Common Stock and distributed these shares to Mrs. Durwood.

     As previously reported, the Revocable Trust also provides for the creation and funding of charitable remainder trusts for various persons. In order to fund these trusts, on August 20, 2001 the Trustees converted 140,448 shares of Class B Stock to Common Stock and sold these shares together with 150 shares of Common Stock in a private sale to a group of investors, referred to as the "Apollo Group," consisting of Apollo Investment Fund, IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P.. The price per share was $11.38, the closing price for Common Stock on August 16, 2001, the date the agreement to sell was made.

     To fund federal and state taxes owed by the estate of Stanley H. Durwood, on April 19, 2002, the Trustees converted 25,660 shares of Class B Stock to Common Stock and sold these shares in a private sale to the Apollo Group. The price per share was $13.64, which was the closing price for Common Stock on March 28, 2002, the date the agreement to sell was made.

     The Trustees anticipate that they may convert additional shares of Class B Stock into Common Stock and (i) distribute such shares to the beneficiary of the Marital Trust or (ii) sell such shares of Common Stock to meet funding requirements of the Marital Trust and the Foundation, as described in the initial Schedule 13D. Such sales may be in open market transactions or in private transactions to the Apollo Group or other persons; however, there is no agreement or understanding between the Trustee and the Apollo Group with respect to the sale by the Trustees of additional shares to the Apollo Group. A Standstill Agreement between the Company and members of the Apollo Group generally restricts for five years the total number of shares that the Apollo Group might acquire from the Trustees to 500,000.

Item 5. Interest in Securities of the Issuer.

     (a) The shares held by the Voting Trust generally represent approximately 55% of the combined voting power of the outstanding shares of the Company, other than in the election of directors or in matters reserved for a class vote by the holders of the Company's Common Stock or Class B Stock. This percentage takes into account 772,027 votes attributable to Series A Preferred Stock entitled to vote on an as converted basis. In the election of directors, holders of Class B Stock and holders of Common Stock voting together as if the Class B Stock and Common Stock were a single class, are entitled as of the date of this report to elect three directors, with each share of Common Stock being one vote per share and each share of Class B Stock being 10 votes per share. Were all of the shares of Class B Stock converted to Common Stock, there would be 34,200,533 shares of Common Stock outstanding of which the Voting Trust would hold of record and beneficially own 3,775,885, or 11.0%, of such shares, and the Revocable Trust would beneficially own 3,375,885, or 9.9%, of such shares. By reason of their positions as trustees, Mr. Beagle and Mr. Egan may be deemed for purposes of
Section 13(d)
of the Securities Exchange Act of 1934 to beneficially own all shares of the Company held of record by the Voting Trust. Pursuant to Rule 13d-4 of the Exchange Act, each such trustee disclaims such beneficial ownership of any shares of stock attributable to him solely by reason of his position as trustee.

     (b) Mr. Beagle and Mr. Egan share the power to vote the shares held of record by the Voting Trust and the Revocable Trust and share the power to dispose of the shares held of record by the Marital Trust. (Although The Midwest Trust Company is the sole trustee of the Marital Trust, Mr. Beagle and Mr. Egan share the power to dispose of the shares in which the Marital Trust has a beneficial interest because under the terms of the Voting Trust, the Voting Trust trustees must approve any transfer of shares held in the Voting Trust.) Mr. Beagle and Mr. Egan will continue to have the power to vote shares of Class B Stock held by the Voting Trust when Voting Trust certificates evidencing the beneficial interest in such shares are transferred from the Revocable Trust to the Foundation.

     (c) As stated above, on April 19, 2002, the Trustees converted 25,660 shares of Class B Stock in to Common Stock and sold these shares to the Apollo Group in a private sale for $13.64 per share.

     (d) The Voting Trust provides for the distribution to holders of Voting Trust certificates of cash payments equal to dividends received by the Voting Trust, less reasonable costs of administration.

     Mr. Durwood's surviving spouse, Pamela Yax Durwood, is sole beneficiary of the Marital Trust during her lifetime.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Reference is made to Items 4 and 6 of the Schedule 13D dated July 14, 1999 for information regarding the Voting Trust.


Item 7. Material to be Filed as Exhibits.

     99.1 Joint Filing Agreement.

     The undersigned represent that each of them is eligible to use Schedule 13D and acknowledge that the Amendment No. 2 Schedule 13D to which this Joint Filing Agreement is an exhibit is filed on behalf of each of them, that each of them is responsible for the timely filing of any amendments thereto and for the completeness and the accuracy of the information concerning such person contained therein.

     99.2 Power of Attorney dated March 30, 2002.

     99.3 Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. Voting Trust Agreement dated August 12, 1997). (Incorporated by reference to Exhibit
99.2 of the undersigned's Schedule 13D dated July 14, 1999.)


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.


                       /s/ Raymond F. Beagle, Jr.
                           Raymond F. Beagle, Jr.
                           On behalf of and as successor trustee of the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997, on behalf of and as successor trustee of the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on
                           May 12, 1999, and as surviving trustee of the Stanley H. Durwood Foundation


                       /s/ Charles J. Egan, Jr.
                           Charles J. Egan, Jr.
                           On behalf of and as successor trustee of the 1992 Durwood, Inc. Voting Trust dated December 12,
                           1992, as amended and restated on August 12, 1997,
                           on behalf of and as successor trustee of the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on
                           May 12, 1999, and as surviving trustee of the Stanley
                           H. Durwood Foundation


                       By: /s/ Raymond F. Beagle
                               Raymond F. Beagle
                               Attorney-In-Fact